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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

September 3, 2013

VIA HAND DELIVERY

AND EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ROI Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-1
Filed September 3, 2013
CIK No. 0001581607
File No.: 333-190721

Dear Mr. Spirgel:

On behalf of ROI Acquisition Corp. II (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated August 30, 2013, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on August 20, 2013.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the
Form S-1 marked to show changes from the Registration Statement on Form S-1 filed on August 20, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

United States Securities and Exchange Commission

September 3, 2013

General

1.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: The Company respectfully advises the Staff that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with FINRA. Prior to the effectiveness of the Form S-1, the Company will provide the Staff with a copy of the letter informing the Company that FINRA has no objections or will have a FINRA Staff member call you to confirm FINRA clearance.

Summary, page 1

The Offering, page 8

2.	We note your responses and revised related disclosure to comments 3 and 8. Please further revise to briefly provide the rationale for the unit warrant structure you have chosen within the “Exercisability” subsection of your summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure within the “Exercisability” subsection of the summary on page 9 to explain the Company’s rationale for the unit warrant structure that it has chosen.

Risk Factors, page 26

Because of our limited resources and the significant competition…our public stockholders may receive only approximately $10.00 per share, less taxes payable, on our redemption, and our warrants will expire worthless., page 31

3.	Please revise the body of your risk factor to indicate the nature of the taxes payable by the public stockholders.

Response: In response to the Staff’s comment, the Company has revised the references to taxes payable throughout the Form S-1 to clarify that the taxes payable that will be deducted from the trust account funds to be distributed to public stockholders are franchise and income taxes.

Sources of target businesses, page 80

4.	We note your statement on page 81, and elsewhere in your prospectus, that “at the closing of [y]our initial business combination [you] may pay a customary financial advisory fee to a third party and [y]our sponsor, in an amount that, together constitutes a market standard financial advisory for comparable transactions.” Please revise to clarify, if true, that this is an additional fee to the finder’s fee, and whether this fee is paid out of the funds held in the trust account. Please indicate under what circumstances you would pay this fee.

United States Securities and Exchange Commission

September 3, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 82 and 118 to clarify that the circumstances in which the Company would pay its sponsor a financial advisory fee would be when either the Company does not engage a third-party financial advisor or finder or if the amount of any financial advisory or finder’s fee owed to a third party is less than a market financial advisory fee for a comparable transaction. In such a circumstance, the sponsor would be paid a financial advisory fee which, together with any financial advisory or finder’s fee paid to a third party, would not exceed a market financial advisory fee for comparable transactions. The Company has also revised the disclosure to clarify that any such fee will be paid using funds released to the Company or its target business from the trust account upon completion of an initial business combination or from additional equity or debt capital raised in conjunction with such initial business combination and will not reduce the per-share amount payable to public stockholders who properly redeem their shares in connection with such initial business combination.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:	Thomas J. Baldwin, Chairman and Chief Executive Officer
Christie Wong, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor